Exhibit 4.48

Contract No.: 001202021K0027201B	Liandai Technology (Sales Department)

Maximum Mortgage Contract

[Unofficial English Translation]

Shenzhen Rural Commercial Bank

Column of Parties to the Contract:

Credit Grantor (Mortgagee): Shenzhen Rural Commercial Bank Longhua Sub-branch

Legal Representative/Person in Charge: Liu Yachun

Address: No. 1003, Minzhi Avenue, Longhua District, Shenzhen Tel.: 28192182

Mortgagor: Bao Minfei

ID Card No.: 510402197304140958

Legal Representative/Person in Charge:

In order to guarantee the performance of debts under the Credit Contract signed between the Credit Grantor and the Credit Applicant (hereinafter referred to as the “Master Contract”), the Mortgagor voluntarily provides the Credit Grantor with the maximum mortgage guarantee on behalf of the Credit Applicant on the premise of fully knowing and recognizing all the agreements in the Master Contract. The Credit Grantor and the Mortgagor shall enter into this Contract for mutual compliance on the basis of equality and voluntariness in accordance with the relevant laws and regulations of the People’s Republic of China.

This Contract is made in quadruplicate, with the Credit Grantor holding two counterparts, and the Credit Applicant, Mortgagor and mortgage registration department holding one counterpart respectively. The counterparts shall be equally effective. The contract number is 001202021K0027201B.

Article 1 The Master Contract mentioned in this Contract refers to the Credit Contract numbered 001202021K00272 signed by and between United Time Technology Co., Ltd. and the Credit Grantor. The Mortgagor shall abide by and perform all relevant clauses of the Master Contract and this Contract.

Article 2 The Mortgaged Property used by the Mortgagor for mortgage shall be specified in the List of Mortgaged Property, which is an integral part of this Contract.

Article 3 The scope of mortgage guarantee shall be all arrears owed by the Credit Applicant to the Credit Grantor under the Master Contract. Where the scope of mortgage guarantee is separately agreed in this Contract as part of the credit line under the Master Contract, the Mortgagor shall also bear joint and several guarantee liability for all arrears arising from such part of credit line. “Arrears” is defined in Article 7 of the Master Contract.

Article 4 Mortgage Guarantee Clause

(I) The maximum amount of creditor’s rights guaranteed under this Contract shall be the amount determined by method A below:

A. The maximum amount of creditor’s rights is (in words) RMB three million yuan only (in number) ¥3,000,000.00;

B. (1) A principal of (in words) RMB ------ yuan (in figures) ¥ ------ and the interest, penalty interest, compound interest, liquidated damages, damages; (2) Costs incurred to the Credit Grantor in excising the real rights under this Contract, keeping the guarantee and realizing the right for the guarantee (including but not limited to fees and expenses of legal, arbitration, preservation, travel, execution, evaluation, auction, audit, inquiry, notarial, delivery, announcement, attorney and etc.); (3) All losses and other expenses payable by the Credit Grantor due to the Credit Applicant’s breach of contract; (4) All expenses and losses arising from the creditor’s rights; and (5) Related expenses paid by the Credit Guarantor on behalf of the Credit Applicant.

(II) This mortgage guarantee shall be permanently valid, irrevocable and unconditional, and the guarantee liabilities of the Mortgagor shall not be reduced or exempted due to any of the following circumstances.

1. Fraud, reorganization, suspension of business, bankruptcy or change or loss of civil qualifications of the Credit Applicant or other guarantors;

2. If the Credit Applicant or other guarantor violates the Master Contract and other guarantee contracts, the Credit Grantor shall take sanction measures for breach of contract;

3. If the Credit Applicant and the Credit Grantor reach a reforming, reorganization or settlement agreement on the debts under this Master Contract.

(III) If there are multiple guarantees in the Master Contract or multiple mortgaged properties in this Contract, all guarantees and mortgaged properties shall independently bear joint and several guarantee liabilities for all arrears under the Master Contract. If the Credit Applicant breaches the contract, the Credit Grantor has the right to require all Mortgagors to immediately perform the guarantee liabilities individually or jointly. The Credit Grantor shall have the right to waive, change or relieve the guarantee liabilities of one Guarantor, and the Mortgagor shall still perform the guarantee liabilities to the arrears according to the agreement in this Contract.

(IV) If mortgage registration and notarization is required according to law, the Mortgagor shall handle it in time according to the requirements of the Credit Grantor, and the relevant expenses shall be borne by the Mortgagor. From the date of registration, the original certificate of Property Right Certificate of Mortgaged Property or Certificate of Use Right and the registration certificate shall be possessed and kept by the Credit Grantor.

(V) In case of major changes in the Morgator or the Mortgaged Property that may affect the Morgator’s ability, the Credit Grantor shall have the right to require the Credit Applicant or Morgator to separately provide a full guarantee and cooperate in handling relevant formalities on assessment, registration, etc. If the Mortgaged Property is damaged, lost or otherwise damaging the Credit Grantor’s rights due to the fault of the Morgator, the Morgator shall bear joint and several liabilities for the losses caused to the Credit Grantor regardless of the cause of the infringement and the infringer.

(VI) During the performance of the Master Contract, any change to the Master Contract between the Credit Grantor and the Credit Applicant shall not require the consent of the Mortgagor except for the extension of the loan or the increase of the loan principal. The Mortgagor shall not be exempted from liability for the change of the Master Contract.

(VII) If the Credit Applicant fails to pay off the arrears on time and claims the mortgage right, resulting in the Mortgaged Property being sealed up or detained by the people’s court according to law, the Credit Grantor shall have the right to collect the natural income separated from the Mortgaged Property and the legal income collected by the Mortgagor on Mortgaged Property.

(VIII) Without the written consent of the Credit Grantor, the Mortgagor shall not dispose of the Mortgaged Property in any form such as transfer, division, re-mortgage, debt repayment, etc. or set restrictions that hinder the Credit Grantor from exercising the mortgage right. If the mortgaged property is transferred without the written consent of the Credit Grantor, the Credit Grantor has the right to demand to pay the debts or exercise the mortgage right in advance. Without the written consent of the Credit Grantor, it is not allowed to lease the mortgaged property, create the right of residence or the easement and other rights burdens on it. Otherwise, the Credit Grantor has the right to demand to pay the debts or exercise the mortgage right in advance and to require the mortgagor to bear joint and several guarantee liabilities for the exercise of all principal creditor’s rights.

(IX) If the guarantee scope of this Contract is part of the credit line and related arrears under the Master Contract, the Mortgagor promises that when the effective credit line amount (including unused line) under the Master Contract is higher than the credit line amount within the guarantee scope of this Contract, the guarantee scope of this Contract will not be narrowed due to the installment repayment or partial settlement of the credit line under the Master Contract.

(X) After all the arrears under this Contract are repaid, the Real Right Certificate and Property Insurance Policy kept by the Credit Grantor shall be returned to the Mortgagor, and the Credit Grantor shall assist the Mortgagor in handling the formalities for cancellation of mortgage registration. If the ownership of the same Mortgaged Property belongs to two or more persons, the Credit Grantor shall be deemed to have fulfilled the obligation of return to all parties concerned if it returns the Real Right Certificate and Property Insurance Policy to one of the owners.

(XI) The Mortgagor shall obtain the written consent of the Credit Grantor before renting the Mortgaged Property or investing the Mortgaged Property at a fixed price. During the Mortgage Period, the mortgaged property shall be kept by the Mortgagor or its entrusted agent, who shall be responsible for repairing and maintaining the mortgaged property and ensuring that the mortgaged property is in good condition, and shall be subject to inspection by the Credit Grantor from time to time.

(XII) The Mortgagor confirms that no matter what method the Credit Applicant and the Credit Grantor adopt to enter an item of expenditure in the accounts, the amount, term and repayment method of credit funds including loans that do not exceed the Credit Line shall be determined by the Credit Applicant and the Credit Grantor, and the Mortgagor shall know all about this and have no objection.

Article 5 If the Credit Applicant (Debtor) fails to perform the due debt and the Credit Applicant or the Mortgagor breaches the Contract, the Credit Applicant may agree with the Mortgagor to discount the Mortgaged Property or give priority to compensation with the proceeds from auction or sale of the Mortgaged Property. Where no agreement on the means of exercising the mortgage right is achieved between the Credit Applicant and the mortgagor, the mortgagee may require the people s court to auction or sell off the mortgaged property.

Article 6 When exercising the right of recourse, the Mortgagor shall not harm the interests of the Mortgagee (Credit Grantor).

Article 7 Insurance

(I) If required by the Credit Grantor, the Mortgagor shall, before the release of the loan, buy insurance of the Mortgaged Property according to the types, period and amount of the insurance, and qualification of insurer required by the Credit Grantor, and the original insurance policy shall be handed over to the Credit Grantor for safekeeping.

(II) If the Credit Grantor is the beneficiary of the Mortgaged Property insurance, subject to any of the following conditions, the insurance expenses shall be jointly borne by the Credit Grantor and the Mortgagor in a ratio of 3:7. Otherwise, the insurance cost shall be borne by the Mortgagor.

1. The main body of Credit Applicant is a small or micro-enterprise.

2. The main body of Credit Applicant is individual industrial and commercial households or small and micro-enterprise, and the loan is used for production and operation.

(III) The insurance compensation shall be used to repay the arrears under the Master Contract, and the Mortgagor shall irrevocably authorize the Credit Grantor to receive the insurance compensation on its behalf and to have priority to receive compensation of the mortgaged creditor’s rights. For the insufficient part, the Credit Grantor shall have the right to dispose of the Mortgaged Property in accordance with the provisions of the Civil Code of the People’s Republic of China and shall return the excess part to the beneficiary in the next order.

(IV) The Mortgagor guarantees to pay the insurance premium on time and shall not surrender the insurance during the mortgage period. If the Credit Applicant fails to pay off the arrears during the mortgage period or at the expiration of the insurance period, and if the insurance is interrupted or not renewed, the Credit Applicant shall have the right (but no obligation) to buy the insurance on its behalf. All relevant expenses shall be paid by the Mortgagor, and the Credit Applicant shall be jointly and severally liable for repayment. The losses caused by the interruption of the insurance shall be assumed by the Mortgagor.

Article 8 Special Declaration and Warranty of the Mortgagor (hereinafter referred to as the “Declarant”)

1. The Declarant shall have the complete capacity for civil rights and civil conducts or the capacity for civil rights and civil conducts that will not affect the legal effect of this Contract.

2. The Declarant promises to abide by the principle of good faith. All information provided by the Declarant to the Credit Grantor before and after the release of shall be true, accurate, complete, legal and effective, and shall not contain any major errors or omissions that are inconsistent with the facts.

3. The Declarant has been fully authorized or approved by the superior department or the unit’s competent decision-making body to sign this Contract, and this Contract shall have legal and effective binding force on the Declarant from the date of signing.

4. The signing of this Contract is the true intention of the Declarant, and there is no fraud or coercion.

5. During the effective period of this Contract, if any major event that affects the performance of its obligations under this Contract or may adversely affect the Declarant and its main property is occurred or planned to be carried out on the Declarant, the Declarant shall immediately notify the Credit Grantor in writing and provide relevant explanatory materials, meanwhile, it shall actively implement the guarantee measures for repayment of the arrears under this Contract according to the requirements of the Credit Grantor. Major events that may have adverse effects include:

a. The change or modification of the equity structure, industrial and commercial registration, business scope and articles of association of the company, or the contracting, leasing, shareholding system reform, joint operation, merger (consolidation), division, equity restructuring, and other forms of alteration of property right or adjustment of the business model such as joint investment and cooperating with foreign investors;

b. The Declarant or its main management personnel (such as legal representatives, directors, financial officers, etc.) are involved in party (government) discipline investigation, major economic disputes, litigation, arbitration or criminal, administrative punishment, seizure, detention or other disputes;

c. Its business license is revoked, the company is dissolved, closed down, suspended, declared bankrupt, or itself is unemployed, dead (including declared dead) or missing (including declared missing);

d. The Declarant or its controlling shareholders or actual controllers have suffered heavy losses or deficits;

e. The ownership disputes occur over secured properties, other major properties and settlement accounts, or the preservation measures are taken;

f. Other major matters that may affect its solvency or guarantee ability, or circumstances that endanger the safety of the creditor’s rights of Credit Grantor.

6. The signing of this Contract or the performance of its obligations under this Contract by the Declarant does not violate any other contracts entered into by the Declarant, nor does it cause any conflicts in laws and commercial interests with other contracts entered into by the Declarant.

7. The laws and regulations of the state shall be strictly abode by to carry out production and business, and the formalities for the annual inspection and annual review shall be handled on time.

8. Any creditor’s rights that have expired or not have expired shall not be given up, and the existing main property and creditor’s rights shall not be disposed free of charge or in other inappropriate ways.

9. The Guarantor shall have legal, complete and undisputed ownership or disposition of the secured properties, which shall not be used to provide guarantee for any third party before this Contract. The Guarantor has not entered into a mortgage contract, a pledge contract or any other contract bearing the function of security with any third party.

10. The Declarant shall not transfer any rights and obligations under this Contract without the written consent of the Credit Grantor.

11. During the existence of loan, the post loan inspection conducted by the Credit Grantor to the Declarant or secured properties shall be unconditionally accepted, and all necessary materials including but not limited to financial statements, bank account settlement statements, and tax payment vouchers shall be provided as required by the Credit Grantor.

Article 9 The Mortgagor shall enjoy the following rights

1. Know the repayment and arrears under the Master Contract from the Credit Grantor.

2. Have the right to require the Credit Grantor to keep confidential the production, operation, property, account and other information provided by the Mortgagor, except as otherwise agreed by laws, regulations and the Master Contract.

Article 10 Breach Clauses

(I) If the Mortgagor fails to perform any agreement in this Contract and the Master Contract, or if the “special statements and warranties” made by the Credit Applicant or Guarantor are false or faulty or are not performed, it shall be deemed as a breach of Contract and the Credit Applicant or Guarantor shall bear the liability for the breach of Contract according to law.

(II) Without the written consent of the Credit Grantor, the Mortgagor shall not terminate this Contract for any reason including but not limited to the breach by either party to the Master Contract.

(III) In case of the following circumstances, the Credit Grantor has the right to terminate this Contract, announce that all the issued loans are due ahead of schedule, stop issuing the unissued loans, and the Mortgagor shall immediately perform the guarantee responsibility according to the requirements of the Credit Grantor:

1. 1. The credit status of the Credit Applicant and the Mortgagor declines or the credit record deteriorates;

2. The Credit Applicant or any Guarantor fails to perform the special terms agreed in the Article 14 of this Contract;

3. The Credit Applicant transfers the credit funds or purchases other financial products for arbitrage;

4. Part of the Master Contract or the Contract is invalid or violates laws and regulations for whatever reason;

5. The loan behavior under the Master Contract and the guarantee behavior under this Contract do not conform to the new laws and regulations due to the change of applicable laws and regulations;

6. Changes in national laws and regulations or local government policies (including the financial management policies of the People’s Bank of China, China Banking and Insurance Regulatory Commission and other regulatory agencies) occur, leading to changes in the loan policy of the Credit Grantor or violations of relevant policies and regulations in the Master Contract or this Contract.

(IV) If the Credit Applicant and any Guarantor breach the contract, the Credit Grantor has the right to take the following sanctions for the breach of contract respectively or simultaneously, and the Mortgagor shall not raise any objection to these sanctions:

1. Require the Credit Applicant and the Guarantor to correct the acts breaching the contract or increase the measures to guarantee the repayment of arrears under the Master Contract;

2. Refuse any withdrawal application from the Credit Applicant;

3. Require the Credit Applicant to repay (on schedule or in advance) the loans and arrears issued;

4. Directly deduct the deposits in accounts opened by the Credit Applicant or Guarantor in any business institutions of Shenzhen Rural Commercial Bank Co., Ltd. to pay off the arrears of the Credit Applicant, which shall not constitute an obligation;

5. Have the right to require the Guarantor to perform the guarantee liabilities and pay off or pay off in advance all the arrears under this Contract on behalf of the Credit Applicant;

6. Have the right to charge liquidated damages not exceeding 10% of the amount of the loan that the Credit Applicant fails to pay and use as agreed;

7. Suspend/terminate the execution of the Contract or unilaterally terminate the Contract;

8. Have the right to implement credit sanctions in accordance with relevant regulations of the People’s Bank of China;

9. Collect by carrying out legal procedures in accordance with the law.

(V) In any of the following circumstances, the Credit Grantor shall have the right to immediately bring a lawsuit or arbitration to collect the loan and other arrears:

1. The Credit Applicant fails to repay the principal and interest of the loan in full and on time as agreed in this Contract;

2. The Credit Applicant or Guarantor provides false loan application information or post loan inspection information to the Credit Grantor;

3. The Credit Applicant fails to use the loan for the purpose agreed in this Contract or fails to make payment according to the agreed payment method;

4. The Credit Applicant or Guarantor breaches the Contract and fails to correct, repay or assume the guarantee liabilities as required by the Credit Grantor;

5. The Credit Applicant or Guarantee breaches the Contract and the Credit Grantor believes that it damages its legitimate rights and interests.

(VI) During the performance of the Master Contract and this Contract, the Credit Grantor’s consent to bear, extend a time limit or postpone the performance for any breach of Contract by the Credit Applicant or Guarantor, or the postponing of the execution of the rights and interests that the Credit Grantor shall enjoy under this Contract shall not affect, damage or restrict the rights and interests that the Credit Grantor shall enjoy in accordance with the law or under this Contract, nor shall it be regarded as the permission or recognition of the Credit Grantor for any breach of Contract, or the Credit Grantor’s waiver of the right to take actions against the existing or future breach of Contract.

Article 11 Requirements of the Credit Grantor and the Mortgagor on the relevant notices of this Contract and the Master Contract:

1. The Credit Grantor’s notice or request to the Mortgagor may be delivered by hand, letter, media (including the Credit Grantor’s website, the same below), e-mail, short message, telephone, instant messaging, fax, etc. If the letter is sent by registered mail or express delivery, it shall be deemed to have been delivered three days after it is sent; if delivered by hand, it shall be deemed as delivered if it is accepted by the recipient, and if the recipient refuses to accept it, it shall be deemed to have been served on the date of rejection.

2. The notice or request of the Mortgagor to the Credit Grantor shall be made in writing and shall not be deemed to have been delivered until the Credit Grantor actually signs for it.

3. The address of the Credit Grantor shall be subject to the stipulations in this Contract, and any change shall be announced in the media. If the Mortgagor is a legal person or an unincorporated organisation, the correspondence address shall be subject to the address recorded on the legal registration certificate; if it is a natural person, the address or ID card address recorded in the information provided by the such natural person to the Credit Grantor shall prevail; if there is any change, the Credit Grantor shall be notified in writing.

Article 12 The signing, interpretation and matters not covered in this Contract shall be governed by the laws of the People’s Republic of China. Any dispute in the performance of the Contract shall be settled by the parties through negotiation. If the parties fail to reach an agreement through negotiation, the dispute shall be settled in the manner agreed in Article 5 of the Master Contract. During the period that the dispute fails to be unresolved, the parties shall continue to perform other clauses stipulated in the Contract, except for matters in dispute.

Article 13 This Contract shall come into force after the personnel of each party with the right of signing have signed it (if the party concerned is a legal person or an unincorporated organization, its official seal or special seal for Contract shall be affixed) and the mortgage guarantee procedures agreed in this Contract have been handled, and it shall be automatically invalid until the arrears under the Master Contract are paid off.

Article 14 Special Terms Agreed Between the Parties In case of any inconsistency between other clauses of this Contract and this clause, this clause shall prevail.

See the Master Contract for details.

Article 15 Unless otherwise agreed in this Contract, the interpretation of words in this Contract shall be subject to the Master Contract. Matters not agreed in this Contract shall be subject to the Master Contract. In case of any inconsistency between this Contract and the Master Contract, this Contract shall prevail.

Important Information:

All terms of this Contract have been fully negotiated by the parties. The Credit Grantor (hereinafter referred to as “the Bank”) has requested the other parties concerned to read all the terms and conditions and paid special attention to the terms and conditions regarding the exemption or limitation of the Bank’s responsibilities, the certain rights unilaterally possessed by the Bank, the increase of the responsibilities of the other parties concerned or the limitation over the rights of the other parties concerned, and has made a full and accurate understanding of them. The Bank has made corresponding explanations on the terms of this Contract at the request of other parties concerned, and the parties to the Contract have the same understanding of the terms of this Contract.

The Column for the Signature and Seal of the Parties Concerned:

Credit Grantor	Shenzhen Rural Commercial Bank (Seal)

Legal representative/person in charge:	/s/ Yachun Liu

Mortgagor:	/s/ Minfei Bao (Fingerprint affixed)

Legal representative/person in charge:

June 29, 2021

Contract Version No.: Maximum Mortgage Contract, 2nd Edition 2021	Commissioning Date: January 2021
Drafted by: